

September 28, 2010

Mr. Paolo Scaroni
Chief Executive Officer
Eni S.p.A.
1 Piazzale Enrico Mattei
00144 Rome, Italy

> **Re:**   **Eni S.p.A.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 26, 2010**
> **File No. 001-14090**

Dear Mr. Scaroni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Information on the Company, page 20

Exploration & Production, page 25

Disclosure of Reserves, page 25

1.   We note the discussion on page 22 of your filing indicating that you entered into a contract in January 2010 to develop the Zubair oil field in Iraq. Based on disclosure on page 28 of your filing, we understand that you have reported reserves in connection with this project as of December 31, 2009. Please furnish to us a detailed explanation of the contractual arrangements that support your claim to proved reserves. Address the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue. Please tell us if you will be allowed to apply

production/revenues from other areas to your Zubair field cost recovery and profit balances. Also, explain how you considered the timing of the agreement in evaluating whether to report reserves in connection with this project as of December 31, 2009.

Proved Undeveloped Reserves, page 29

2. We note your discussion of reserves that remain proved undeveloped for five or more years. Describe for us the specific field or projects involved. For each filed or project, explain, in greater detail, the reasons why the reserves remain undeveloped. Also, tell us the volume of reserves at issue, by field or project and in total. For further guidance, refer to Compliance and Disclosure Interpretation 131.03, which can be found at:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

Consolidated Financial Statements, page F-1

Summary of significant accounting policies, page F-13

3. We note your disclosure in which you state you accrue for losses related to construction contracts once you "become aware of such losses." Please confirm your accounting policy is consistent with the guidance in paragraph 36 of IAS 11 which requires you to recognize expected losses when they become probable.

Notes to Consolidated Financial Statements, page F-28

Non-current assets, page F-33

Note 8 - Property plant and equipment, page F-33

4. We note that you disclose, here and under Note 10 - Intangible assets, a post-tax discount rate used to determine value-in-use for purposes of evaluating impairment. Given the guidance provided in IAS 36, paragraph 55 that the discount rate shall be a pre-tax rate, please explain to us the specific reasons you believe use of a post-tax discount rate is appropriate, and in compliance with the accounting guidance provided in IAS 36.

Note 11 - Investments, page F-41

5. We note on page F-44 you present summarized financial data about the investments you account for under the equity method. Please clarify the accounting standards for which the financial information has been prepared and whether the presentation is of only your percentage interest in the investments.

Supplemental Oil and Gas Information, page F-114

6.   We note that you have disclosed results of operations from oil and gas producing activities, as required by ASC paragraph 932-235-50-23, for your consolidated subsidiaries, your joint ventures and affiliates, and on combined basis. ASC paragraph 932-235-50-28 indicates that presentation on a combined basis is allowable only for the amounts disclosed under ASC paragraph 932-235-50-23; other amounts shall not be combined. Revise your presentation to remove combined totals not allowed by ASC paragraph 932-235-50-28.

Exhibit 15

7.   We note that you have identified third party engineering firms as having audited a portion of your reserve estimates that you have disclosed and note that you have attached the reports from these engineers as an exhibit to your filing. However, these reports to do not comply in entirety with Item 1202(a)(8) of Regulation S-K. We expect that you will need to discuss the following points with your third party engineering firms, and obtain and file reports that comply with the aforementioned guidance.

- Please quantify by geographic location the actual average oil, NGL and natural gas prices used in computing reserves as this is a key assumption.

- Within both of the reports the third party engineering firms state that the reserves were estimated using generally accepted geological and petroleum engineering and evaluation principles and methods. While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such generally accepted petroleum engineering and evaluation principles. With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

- Within Ryder Scott Company's report they state that the report "was prepared for the exclusive use and sole benefit of Eni S.p.A. and may not be put to other uses without our prior written consent for such use." Please obtain and file revised version of this report which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

- Please include a statement indicating that the assumptions, data, methods and procedures used are appropriate for the purpose served by the respective report.

- With respect to the DeGolyer and MacNaughton report, please disclose the date on which the report was completed.

- With respect to the Ryder Scott Company report, please include as statement that they used all methods and procedures it considered necessary under the circumstances to prepare the report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director